Filed Pursuant to Rule 433

Registration No. 333-191021

Term Sheet

September 4, 2014

Issuer:	American Honda Finance Corporation

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (stable outlook) Standard & Poor’s Ratings Services: A+ (stable outlook)

CUSIP/ISIN:	02665WAH4 / US02665WAH43

Trade Date:	September 4, 2014

Original Issue Date:	September 9, 2014

Stated Maturity Date:	August 15, 2019

Principal Amount:	$1,000,000,000

Benchmark Treasury:	UST 1.625% due August 31, 2019

Benchmark Treasury Yield:	1.710%

Spread to Benchmark Treasury:	+58 bps

Price to Public:	99.815%

Commission:	0.35%

Net Proceeds to Issuer:	99.465% / $994,650,000

Interest Rate:	2.250% per annum, plus accrued interest, if any, from September 9, 2014

Yield to Maturity:	2.290%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	Each February 15 and August 15, beginning February 15, 2015, and at Maturity

Day Count Convention:	30/360

Business Day Convention:	If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Optional Redemption:

T+10 bps

The Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent

Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and SG Americas Securities, LLC, or their respective affiliates and one other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated SG Americas Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

DTC Number:	773

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 12, 2014 and the related prospectus dated September 5, 2013; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or SG Americas Securities, LLC toll free at 1-855-881-2108.

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